Exhibit 99.2

Nam Tai Property Announces the Sale of Its Wuxi Property for RMB 224.8 Million

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (OTC Expert Market: NTPIF) (the “Company”) today announced that the Company entered into an agreement with the local government of Wuxi (the “Buyer”) to sell the Company’s Wuxi Property (the “Property”) for RMB 224.8 million, or approximately $31 million (USD) (the “Exit Price”), on March 15, 2025.

Under the agreement, the Buyer paid 50% of the Exit Price upon signing the agreement and will pay the remaining balance at closing, which is anticipated to occur upon the earlier of when the Company delivers the Property vacant (a closing condition), or June 30, 2025. Both the Company and the Buyer have certain extension rights.

Built in 2008 and entitled industrial use, the Property has a gross land area of 43,697 square meters (building area of 50,828 square meters) and is located in an industrial corridor in Wuxi (which is approximately 1,500 kilometers away from Shenzhen). Following a comprehensive review of its portfolio, the Company identified the Property as a non-core asset, representing a small percentage of the Company’s gross asset value.

In 2018, the Property was leased in its entirety to a single master tenant (the “Master Tenant”) for a 12-year term with an initial rent of RMB 6.8 million annually. The rent has since increased to RMB 8.1 million through contractual rent escalation. The Master Tenant subleased the Property to approximately 40 small, non-credit tenants (“Sublessees”). There is a contractual early termination penalty for the landlord in favor of the Master Tenant, which is 14 months of rent (approximately RMB 10 million), with certain exceptions (including eminent domain).

In conjunction with this transaction, the Company entered into a settlement agreement with the Master Tenant, where the Company agreed to pay the Master Tenant RMB 7.8 million, in exchange for its cooperation to vacate the building and negotiate with Sublessees. Moreover, the Company may incur additional settlement or relocation costs in exchange for the orderly exit of certain Sublessees.

Bo Hu, Chief Executive Officer and director, commented:

“This transaction demonstrates our team’s ability to create real value above and beyond ‘market performance’ through focus and execution. After internally identifying the non-core Property as a disposition candidate, we have been focused on (1) securing the best structure to exit and (2) maximizing the value of the Property. We believe we have accomplished both in this transaction.

In terms of structure, the transaction is a local government’s exercise of eminent domain, which helped the Company to reduce the lease breakage costs and minimize legal disputes. We secured an Exit Price at an approximately 60% premium to a December 2024 appraisal from Cushman & Wakefield, which valued the Property at RMB 139 million, and implies a 3.6% cap rate on the in-place rent. We are proud to have secured a viable buyer for the Property, the Wuxi local government, and we believe this further underscores the exceptional quality of our assets.”

Michael Cricenti, Chairman, added:

“The sale of the Wuxi Property at a significant premium to the recent appraisal and with an attractive transaction structure highlights the strength of our management team and excellent quality of our assets. Today’s announcement also represents further progress on our portfolio optimization initiative, and we look forward to making additional strides in the months to come. We are fully focused on delivering value to all stakeholders, including local communities and shareholders.”

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, increases in costs of materials, capital and financing needs, judicial and regulatory challenges and/or delays, construction and development challenges and/or setbacks, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of its various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, composition of potential tenants, the Company’s ability to complete the sale of the Property and the timing thereof, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners LLC

ntp@longacresquare.com